Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated March 26, 2025, except for Notes 8 and 9, which are as of May 5, 2025, in this Registration Statement on Form S-1 Amendment No. 3 of ChampionsGate Acquisition Corporation (“the Company”), with respect to our audit of the Company’s financial statements as of December 31, 2024 and for the period from March 27, 2024 (inception) to December 31, 2024, which appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

May 5, 2025